Exhibit 99.1

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma combined financial information has been derived by the application of pro forma adjustments to the historical financial statements of BIOX, which were presented to give effect to the merger. The unaudited pro forma combined financial information has used the acquisition method of accounting for business combinations, in accordance with IFRS.

The unaudited pro forma condensed combined statement of income for the six-month periods ended December 31, 2022 combines the historical unaudited results of operations of BIOX for the six-month periods ended December 31, 2022, with the historical unaudited results of operations of Pro Farm Group Inc (“Pro Farm”) for the period of twelve days ended July 12, 2022. Pro forma adjustments incorporated in the statement of income are computed assuming the merger occurred at the beginning of the fiscal year presented and carried forward through the interim period presented.

As Pro Farm historical unaudited statement of financial position is reflected in unaudited interim condensed consolidated financial statements of BIOX as of December 31, 2022, the unaudited pro forma condensed combined statement of financial position as of December 31, 2022 is not presented.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate BIOX and Pro Farm historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations incorporated or included elsewhere in the interim report.

The selected unaudited pro forma combined financial data have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial condition that would have been achieved if the merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. The selected pro forma combined financial data may not be useful in predicting our future financial condition and our results of operations.

Unaudited Pro Forma Condensed Combined Statement of Income

(in US$ thousands) (1)

	For the period ended December 31, 2022
	BIOX	MBI	Pro forma adjustments	Notes	Pro forma combined
Revenues from contracts with customers	221,392	264	-		221,656
Initial recognition and changes in the fair value of biological assets	351	-	-		351
Changes in the net realizable value of agricultural products after harvest	(1,737)	-	-		(1,737)
Total	220,006	264	-		220,270
Cost of sales	(134,817)	(232)	-		(135,049)
Operating expeses	(67,628)	(2,252)	(138)	5.a)	(70,018)
Share of profit or loss of joint ventures and associates	882	-	-		882
Other income or expenses, net	769	(21)	-		748
Operating profit	19,212	(2,241)	(138)		16,833
Financial results	(18,028)	(78)	-		(18,106)
Profit / (Loss) before income tax	1,184	(2,319)	(138)		(1,273)
Income tax	(5,698)	-	29	5.b)	(5,669)
Loss for the period	(4,514)	(2,319)	(109)		(6,942)

Loss for the period attributable to:
Equity holders of the parent	(7,658)	(2,319)	(109)		(10,086)
Non-controlling interests	3,144	-	-		3,144
	(4,514)	(2,319)	(109)		(6,942)
Loss per share
Basic loss attributable to ordinary equity holders of the parent	(0.1242)	(0.0129)	-		(0.1610)
Diluted loss attributable to ordinary equity holders of the parent	(0.1242)	(0.0129)	-		(0.1610)
Weighted average number of shares
Basic	61,657,343	179,842,721	985,657		62,643,000
Diluted (2)	61,657,343	179,842,721	985,657		62,643,000

(1)	Except loss per shares (in US$) and weighted average number of shares.

(2)	For the period ended December 31, 2022, BIOX, Pro Farm and Pro Forma Combined diluted EPS were the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of preparation

Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how the merger might have affected historical financial statements, illustrating the scope of the change of BIOX’s financial position and results of operations.

The business combination was accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. BIOX, the acquirer for accounting purposes, has not finalized the analysis of the fair value of Pro Farm’s acquired net assets and has performed a preliminary conversion to conform Pro Farm´s U.S. GAAP accounting policies to its own accounting policies under IFRS.

2.	Accounting policy changes

The historical financial information of Pro Farm was prepared in accordance with U.S. GAAP. Preliminary adjustments convert its financial information from U.S. GAAP to IFRS and align its accounting policies to those applied by BIOX.

3.	Consideration of payment

Under the terms of the transaction, each share of Pro Farm Common Stock was exchanged at Closing for BIOX Ordinary Shares at a fixed ratio of 0.088, as summarized below:

Shares Issued	16,397,744
BIOX Quote	9.44
US$ Shares issued	154,794,703
US$ Assumed stock options	1,620,140
US$ Cash payment	28,735
US$ Consideration of payment	156,443,578

4.	Purchase price allocation

BIOX has performed a preliminary valuation analysis of the fair market value of Pro Farm’s assets and liabilities. The following table summarizes the preliminary purchase price allocation as of the date of acquisition (in thousands).

US$
Cash and cash equivalents	3,749
Trade receivables and other receivables	11,917
Inventories	10,902
PP&E and right of use assets	16,145
Intangibles	96,894
Other assets	2,244
Trade and other payables	(20,534)
Borrowings	(28,215)
Lease liabilities	(3,245)
Deferred tax	(16,705)
Other liabilities	(1,849)
Total net assets	71,303
Goodwill	85,141
Total consideration	156,444

Goodwill is not expected to be deductible for tax purposes.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final allocation differed materially from the preliminary allocation used in the pro forma adjustments. The final allocation excludes the changes in assets and liabilities of Pro Farm for the period of twelve days ended July 12, 2022 for US$1.0 million.

5.	Pro forma adjustments

The pro forma adjustments are based on BIOX’s preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Represents the incremental amortization for the twelve days period ended July 12, 2022 of intangibles recognized in the purchase price allocation.

(b)	Adjustment to income tax and deferred tax liability for incremental amortization of item (a) at the 21% tax rate.

There were no commercial transactions to be eliminated between BIOX and Pro Farm for the twelve days period ended July 12, 2022.

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